SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Vice President and
Chief Financial Officer

Date: April 4, 2018

List of materials

Documents attached hereto:

i) Press release Announcement:  Sony Corporation Announces the Expected Recording of Gains Related to Securities Held by its Wholly-Owned Subsidiary

April 4, 2018

Sony Corporation

Sony Corporation Announces the Expected Recording of Gains Related to Securities Held by its Wholly-Owned Subsidiary

On April 3, 2018 (U.S. Eastern Standard Time), Spotify Technology S.A. ("Spotify", Stockholm, Sweden), became a publicly listed company on the New York Stock Exchange ("NYSE").  At the time of the public listing, Sony Music Entertainment ("SME"), a wholly-owned subsidiary of Sony Corporation ("Sony"), owned 5.707% of Spotify's shares (5.082% on a fully diluted basis), and on the same day, SME sold 17.2% of such shares owned by SME.  Due to this public listing and the sale, Sony expects to record an unrealized valuation gain (net)* for the shares SME continues to hold and a realized gain for the shares sold (net)*, both in Other income, in accordance with U.S. GAAP.  Based on the NYSE closing price on April 3, 2018 (U.S. Eastern Standard Time) and the sale price, the sum of the unrealized valuation gain (net) and the gain on the sale of shares (net) to be recorded for the first quarter of the fiscal year ending March 31, 2019 would be approximately 105 billion yen in total.  Because the market value of Spotify's stock following the public listing may be volatile, Sony expects such unrealized valuation gain (net) could fluctuate during the period that SME continues to hold the shares, including during the first quarter of the fiscal year ending March 31, 2019.

Sony plans to announce its forecast for the consolidated financial results for the fiscal year ending March 31, 2019 on April 27, 2018, at the earnings announcement for the fiscal year ended March 31, 2018.

* If a sale of SME's Spotify shares results in the recording of a gain, SME will share that gain with its artists and distributed labels. Unrealized valuation gain (net) and the realized gain on the sale of shares (net) are calculated by deducting the estimated amount to be shared or the amount actually shared with such artists and distributed labels.

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